Item 3.19: Fees

Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The fees charged for using the ATS are calculated on a per-share basis. The fee is the same for all types of transactions, with discounts available based on a Subscriber's total traded quantity over the course of a calendar month. The base rate fee is $0.0010 per share.

The commission structure is the same for all Subscribers.

The Operator may offer an introductory discount period, pertaining to new Subscribers, new functionality, existing Subscribers' initial use of existing functionality, or material changes in existing Subscribers' use of existing functionality (see Item 19c) for which the Operator determines the discount amount and length of the discount period. The discounted fees will generally be between $0.0000 and $0.0005 per share. The length of the discount period will generally be 3 to 6 months, subject to revision at the Operator's discretion (e.g. based upon onboarding progress).

Deleted: or

In addition to the ATS's fees, the ATS may pass through clearing and regulatory fees it is assessed (e.g., NSCC, FINRA Section 3 fees, and Trading Activity Fees) to Subscribers.

The ATS does not charge Subscribers for network connectivity, access, or execution data. Nor does the ATS compute different fees based on the type or content of orders executed.

Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

No such fees are charged; no additional services are bundled with the use of the ATS.

Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

INTRODUCTORY DISCOUNTS:

The Operator may offer four types of introductory discounts, at its discretion, as described in Item 19a. Discounts may be available:

Deleted: three

1) To new Subscribers to the ATS, in the form of discounted fees on their executions.

2) When the Broker-Dealer Operator introduces new functionality (e.g., order types, order instructions) in the form of discounted fees on executions resulting from the new functionality.
3) When an existing Subscriber is using existing functionality (e.g., order types, order instructions) for the first time.
4) When an existing Subscriber changes their usage of existing functionality in a way that materially increases anticipated activity on the platform (for example, increasing the number of symbols traded, average order size, price aggressiveness, duration of orders).

In all of the above cases, the amount of the discount, and the amount of time for which the discount applies may be negotiated with an individual Subscriber, but will be in line with the ranges discussed in Item 19a. Factors involved in determining the amount of discount and the time for which the discount applies include but are not limited to the Subscribers anticipated volume, the characteristics of their orders (for example the number of symbols traded, average order size, amount of price improvement, duration of orders), and their usage of new ATS functionality.

VOLUME-BASED TIERING:

The Operator offers volume-based tiering where Subscribers can pay lower fees, as follows:

If a Subscriber's total traded volume for a calendar month is greater than or equal to 5% of OneChronos total matched volume for the calendar month, the Subscriber will incur a fee of $0.0007 per share.

If a Subscriber's total traded volume for a calendar month is greater than or equal to 7% of OneChronos total matched volume for the calendar month, the Subscriber will incur a fee of $0.0005 per share.

The Base Rate is the same for all Subscribers. Any discount will be calculated retroactively on all shares traded for that calendar month. Subscribers' traded volume and OneChronos matched volume are computed as the sum of total shares traded/matched across all securities.